Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Results

The information contained in this section should be read in conjunction with our unaudited condensed consolidated financial statements for the six months ended June 30, 2026 and related notes and the information contained elsewhere in this Form 6-K. Our financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) as set forth in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”). Unless the context otherwise requires, references to “Scinai,” the “Company,” “us,” “we” and “our” refer to Scinai Immunotherapeutics Ltd. and its consolidated subsidiaries; references to “ADS” refer to the Company’s American Depositary Shares; references to “dollars,” “U.S. dollars” and “$” are to United States dollars; references to our “CDMO business” refer to the Company’s contract development and manufacturing services activities; and references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency.

Company Overview

We are a biopharmaceutical company with two complementary business activities: (i) research and development focused on innovative therapeutics in inflammation and immunology and (ii) a contract development and manufacturing organization (“CDMO”) business providing development and manufacturing services to biotechnology and pharmaceutical companies.

Our R&D activities are currently centered around two principal areas:

●	PC111 Program. We are advancing PC111, a fully human monoclonal antibody targeting soluble Fas Ligand for the treatment of severe dermatological conditions, pursuant to our option agreement relating to PinCell S.r.l. (“PinCell”), an Italian biotechnology company.

●	NanoAbs Platform. We are developing therapeutic candidates based on NanoAbs, or VHH antibody fragments, pursuant to our research collaboration and license arrangements with the Max Planck Society (“MPG”) and the University Medical Center Göttingen (“UMG”). The research activities are conducted principally at the Max Planck Institute for Multidisciplinary Sciences (“MPI”) in Göttingen, Germany, under the direction of Prof. Dirk Görlich, and in collaboration with Prof. Matthias Dobbelstein at UMG.

Our CDMO business provides development and manufacturing services supporting customer programs from early-stage development through clinical-stage manufacturing. Following our acquisition of Recipharm Israel Ltd. (subsequently renamed Scinai Biopharma Services Ltd.) in February 2026, our CDMO operating activities are conducted through facilities in Jerusalem and Yavne, Israel. The Jerusalem facility is focused primarily on early-stage development, analytical services, biologics manufacturing and aseptic processing, while the Yavne facility provides early chemistry development and cGMP manufacturing of active pharmaceutical ingredients (“APIs”) for clinical trial supplies.

In April 2026, we completed an internal corporate reorganization designed to consolidate our Israeli CDMO operating activities under Scinai Biopharma Services Ltd., our wholly owned Israeli subsidiary. As part of this reorganization, the employees, operating activities, equipment and other operational assets and liabilities associated with our Jerusalem CDMO operations were transferred to Scinai Biopharma Services Ltd., which also operates the Yavne facility.

Management assesses the Company’s operations and financial performance on an integrated and consolidated basis. Our chief operating decision maker does not regularly review separate measures of profit or loss for the Jerusalem and Yavne facilities or for our proprietary research and development activities for purposes of allocating resources or assessing performance. Accordingly, we operate as a single operating and reportable segment.

Research and Development Activities

NanoAbs Platform

On March 23, 2022, we entered into a five-year Research Collaboration Agreement with MPG and UMG covering the discovery, selection and characterization of NanoAbs directed at several molecular targets implicated in diseases where we believe there is significant unmet medical need.

Under the collaboration, we hold options to enter into license agreements with MPG and UMG for the development and commercialization of NanoAbs covered by the research program.

In June 2023, we entered into an exclusive worldwide license agreement with MPG and UMG to develop and commercialize NanoAbs targeting Interleukin-17 (“IL-17”) for potential therapeutic indications, initially including psoriasis and psoriatic arthritis.

We continue to evaluate the development strategy and prioritization of our NanoAb programs in light of scientific, technical, commercial and funding considerations. Development of biopharmaceutical products is inherently uncertain and requires substantial financial and technical resources. There can be no assurance that any of our development programs will successfully progress through clinical development or ultimately obtain regulatory approval.

PC111 and PinCell

On March 27, 2025, we entered into a binding option agreement with the shareholders of PinCell pursuant to which we obtained an exclusive and irrevocable option to acquire 100% of the fully diluted share capital of PinCell. PinCell is developing PC111, a fully human monoclonal antibody targeting soluble Fas Ligand for the treatment of severe dermatological conditions, including pemphigus and Stevens-Johnson Syndrome/Toxic Epidermal Necrolysis (“SJS/TEN”). PC111 has received Orphan Drug Designation from the European Medicines Agency for pemphigus.

Under the terms of the option agreement, we were granted the right to acquire 100% of the fully diluted share capital of PinCell for total consideration of $200 thousand. The option is exercisable upon satisfaction of certain conditions, including either (i) receipt of non-dilutive grant funding of at least €11 million by our Polish subsidiary or (ii) securing at least $3 million of dedicated funding for the development of PC111.

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On February 27, 2026, we entered into a second amendment to the option agreement pursuant to which the deadline for satisfaction of the option conditions was extended to August 31, 2026 and the option exercise date was extended to September 30, 2026. In addition, we agreed to make monthly payments of approximately €13 thousand through August 2026, representing approximately €80 thousand in aggregate, to support certain PinCell operating activities.

Following the rejection of our initial application and subsequent appeal under the European Funds for a Modern Economy (“FENG”) program in Poland, during the first half of 2026 we and our external grant consultant prepared a revised application seeking approximately €12 million of non-dilutive funding to support continued development of PC111.

Subsequent to June 30, 2026, we became aware that, due to an administrative error by the external grant consultant, the revised application had not been successfully submitted by the applicable deadline. Accordingly, no award decision will be received in respect of that application.

Following this development, we are evaluating participation in the next eligible FENG funding round and are in discussions with PinCell regarding a potential further amendment to the option agreement to align the option period with the revised anticipated funding and development timeline. The proposed amendment is expected to address the duration of any extension and certain related funding and other commercial terms. The parties have not yet finalized such amendment, and there can be no assurance as to whether or when an amendment will be entered into or as to its final terms.

CDMO Services

We launched our CDMO business in September 2023 to provide development and manufacturing services to biotechnology and pharmaceutical companies, with an emphasis on early-stage development and GMP manufacturing for clinical programs.

Our Jerusalem facility consists of approximately 1,850 square meters and includes laboratories, offices, upstream and downstream manufacturing suites and infrastructure supporting analytical services, biologics manufacturing and aseptic processing.

In February 2026, we acquired 100% of the shares of Recipharm Israel Ltd., which operates a cGMP manufacturing facility in Yavne, Israel. Following the acquisition, the acquired company was renamed Scinai Biopharma Services Ltd.

The Yavne facility provides early chemistry development and small-scale cGMP manufacturing of APIs for clinical programs and complements the biologics, development, analytical and aseptic processing capabilities of our Jerusalem operation.

In connection with the acquisition, we also entered into a commercial collaboration arrangement with Recipharm intended to facilitate cooperation and potential customer referrals between our development and clinical manufacturing capabilities and Recipharm’s broader manufacturing network.

The acquisition significantly expanded our CDMO operating footprint, employee base, technical capabilities and fixed-cost structure. The results of the Yavne operation have been included in our consolidated results from the acquisition date.

From the acquisition date through June 30, 2026, the acquired business contributed revenues of approximately $0.7 million and generated a net loss of approximately $2.1 million. The approximately $0.7 million of revenue reflects only the portion of customer engagements recognized as revenue during the period following the acquisition through June 30, 2026. Certain customer work orders associated with these and other engagements extend beyond June 30, 2026, and are expected to generate additional revenue in subsequent periods as the related services are performed and the applicable revenue recognition criteria are satisfied.

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Immediately prior to closing, Recipharm AB funded the Subsidiary such that, at the closing of the acquisition, Recipharm Israel held approximately €2.0 million in cash, alongside funds for certain pre-closing expenses and liabilities. The acquired cash contributed to the Company’s post-acquisition liquidity position and supported the integration and continued operation of the acquired business.

Recent CDMO Commercial Activity

Subsequent to June 30, 2026, we continued to progress the execution of customer projects across our Jerusalem and Yavne CDMO operations.

As of August 16, 2026, we had Committed Customer Orders of approximately $3.1 million, consisting of approximately $1.6 million relating to the Yavne facility and approximately $1.5 million relating to the Jerusalem facility.

We define “Committed Customer Orders” as the aggregate value of signed customer purchase orders for specified CDMO services under existing contractual arrangements, whether or not amounts under such purchase orders have been invoiced or recognized as revenue. Although customer purchase orders are generally non-cancellable, the timing and amount of revenue recognition and cash collections depend on various factors, including the performance of the applicable services, achievement of contractual milestones and satisfaction of the relevant accounting criteria. Accordingly, projects may be delayed, modified or remain open for extended periods, and we may not receive some or all anticipated payments unless the relevant contractual conditions or milestones are satisfied. Committed Customer Orders are presented for supplemental informational purposes only and are not intended to be a substitute for any GAAP financial measure. This metric may not be comparable to similarly titled measures used by other companies, whether within or outside our industry. Management uses Committed Customer Orders as an indicator of committed commercial activity and anticipated utilization of our CDMO operations, and we believe the metric provides investors with useful information regarding the aggregate value of customer-authorized projects supported by signed purchase orders. Because portions of Committed Customer Orders may already have been invoiced or recognized as revenue, the metric should not be interpreted as an indication of future revenue, future cash receipts or future financial performance.

Of the aggregate Committed Customer Orders, approximately $2.1 million had been invoiced to customers as of August 10, 2026, while approximately $1.0 million represented open customer work orders that had not yet been invoiced.

In addition to our existing customer work orders, we continue to pursue and negotiate additional CDMO projects with existing and prospective customers.

We previously announced a target of approximately $5.0 million in CDMO revenues for 2026. We continue to pursue this objective through execution of existing customer work orders and development of additional business opportunities. Achievement of this target will depend, among other things, on the timing and completion of customer projects, satisfaction of applicable revenue recognition criteria and successful conversion and execution of additional customer opportunities. There can be no assurance that we will achieve this revenue target.

Clinical Manufacturing Program

During the second quarter of 2026, we entered into an agreement with an affiliate of a U.S.-based biopharmaceutical company to perform feasibility and cGMP-readiness activities for an investigational drug product in contemplation of a potential clinical manufacturing program.

Subsequent to June 30, 2026, the scope of the engagement progressed substantially into a broader clinical manufacturing and chemistry, manufacturing and controls (“CMC”) development program intended to support the customer’s planned U.S. regulatory submission and subsequent Phase III clinical development.

The expanded program builds upon our existing contractual relationship with the customer’s affiliate and the work already performed under that arrangement. The definitive agreement currently being negotiated is intended principally to establish the expanded scope of work, project plan and related commercial terms.

At the customer’s request we have commenced substantive activities relating to the expanded program through the customer’s affiliate, under our existing contractual relationship. Such activities include analytical and development work, engineering and manufacturing preparation, procurement of project-specific equipment and materials, facility-readiness activities and preparations for cGMP clinical manufacturing.

Subsequent to June 30, 2026, we received approximately $0.65 million in cash payments and advances through the affiliate in connection with the ongoing activities. We continue to perform work and make project-specific procurement commitments while the definitive agreement covering the expanded program is being negotiated.

The definitive scope, commercial terms, timing and total consideration for the expanded program remain subject to negotiation and may change. Accordingly, the amount and timing of revenue that may ultimately be recognized from the program cannot currently be determined with certainty. There can be no assurance that a definitive agreement will be executed on the terms currently contemplated, that all proposed work packages will proceed or that the customer’s anticipated regulatory development timeline will be achieved.

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Acquisition of Recipharm Israel Ltd.

In February 2026, we entered into a Share Purchase Agreement with Recipharm AB, Recipharm Israel Ltd. and certain minority shareholders pursuant to which we acquired 100% of the issued and outstanding share capital of Recipharm Israel Ltd. for nominal consideration of €1.

Immediately prior to closing, Recipharm AB funded the Subsidiary such that, at the closing of the acquisition, Recipharm Israel held approximately €2.0 million in cash, together with amounts for certain pre-closing expenses and liabilities funded in connection with the transaction.

Concurrently with the closing, Recipharm AB assigned to us its rights under an existing intercompany loan agreement with the acquired company, including the outstanding principal and accrued interest, for nominal consideration of €1.

The acquisition was accounted for as a business combination in accordance with ASC 805, Business Combinations. We have performed a preliminary purchase price allocation based on management’s valuation analyses and estimated fair values of the assets acquired and liabilities assumed as of the acquisition date.

Based on the preliminary purchase price allocation, we recognized a gain from bargain purchase of approximately $6.4 million, representing the excess of the estimated fair value of the identifiable net assets acquired over the consideration transferred.

The purchase price allocation remains preliminary and may be adjusted during the applicable measurement period as additional information becomes available regarding facts and circumstances that existed as of the acquisition date.

The bargain purchase resulted primarily from Recipharm’s strategic decision to exit the Yavne operation as part of a broader rationalization of its global manufacturing footprint in a manner that allowed it to prioritize an orderly and timely exit, while preserving potential future commercial opportunities through the parties’ continuing commercial relationship.

Key Components of Statements of Operations

Revenues

We began generating revenues from our CDMO activities in 2024. Our revenues are generated from development, analytical, manufacturing and related services performed for CDMO customers.

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Our revenues may fluctuate between reporting periods because the timing and amount of revenue recognized depends on the nature and progress of individual customer programs, satisfaction of applicable performance obligations, customer scheduling and the timing of completion of project milestones.

Beginning in February 2026, our consolidated revenues also include revenues generated by the acquired Yavne operations from the acquisition date.

Cost of Revenues

Our cost of revenues consists primarily of salaries and related personnel expenses, manufacturing facility expenses, depreciation of manufacturing equipment and infrastructure, materials and other costs incurred in connection with performance of CDMO customer projects.

A substantial portion of our CDMO cost base is fixed or semi-fixed and is incurred regardless of the amount of customer revenue recognized during a particular reporting period. Accordingly, until customer activity and facility utilization increase sufficiently, our CDMO operations may continue to generate gross losses.

The acquisition of the Yavne facility increased our manufacturing capabilities and operating capacity but also increased our employee, facility, depreciation and other operating costs.

Operating Expenses

Our operating expenses consist primarily of research and development expenses and marketing, general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of costs associated with our research collaboration arrangements, development activities relating to our therapeutic programs, payments associated with the PinCell option arrangement, fees paid to consultants, patent-related legal expenses, preclinical development activities and personnel and facility costs allocated to research and development.

We charge research and development expenses to operations as incurred.

Our future research and development expenditures will depend on the development strategy and prioritization of our therapeutic programs, availability of funding, including potential non-dilutive funding, the outcome of our arrangements relating to PinCell and PC111, and the scope and timing of future preclinical and clinical development activities.

The process of developing biopharmaceutical products and obtaining regulatory approval is expensive, lengthy and inherently uncertain. Accordingly, we are unable to estimate with certainty the timing or amount of future research and development expenditures or when, if ever, our development programs may generate revenues.

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Marketing, General and Administrative Expenses

Our marketing, general and administrative expenses primarily consist of salaries and employee benefit costs, including share-based compensation, for our executive, finance, human resources, business development and administrative personnel.

These expenses also include consulting, legal, accounting, insurance, investor relations, business development and other professional and corporate expenses.

Following the acquisition of the Yavne operations and the establishment of the expanded group structure, our marketing, general and administrative expenses also include costs associated with supporting and administering the enlarged organization.

Gain from Bargain Purchase

During the six months ended June 30, 2026, we recognized a gain from bargain purchase of approximately $6.4 million in connection with the acquisition of Recipharm Israel Ltd.

The gain represents the excess of the preliminary estimated fair value of the identifiable net assets acquired over the nominal consideration transferred. The gain is an accounting gain arising from the business combination and does not represent revenue from our operations or cash generated from operating activities.

Financial Income and Expenses

Financial income consists primarily of interest income, foreign currency exchange gains and other financing-related income recognized in the statement of operations.

Financial expenses consist primarily of foreign currency exchange losses, bank charges and other financing-related costs recognized in the statement of operations.

Participation by Third Parties and Government Grants

Our research and development and CDMO activities have historically benefited from grants and other forms of non-dilutive funding.

Since 2006, we have received approximately $6.4 million in grants from the Israel Innovation Authority (“IIA”), of which approximately $4.6 million related to research and development of our prior lead drug candidate, M-001, and approximately $1.8 million related to development and expansion of our CDMO business. During the six months ended June 30, 2026, we received additional grant proceeds of approximately $0.1 million in connection with our CDMO activities.

The grants received in connection with our CDMO activities are not subject to repayment or royalty obligations.

As of June 30, 2026, the aggregate royalty repayment ceiling in respect of the M-001 grants, including applicable accrued interest, was approximately $5.3 million. We had not paid any royalties to the IIA as of June 30, 2026.

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Following the results of the Phase III clinical trial of M-001, we discontinued development of M-001 and do not expect M-001 or the related funded technology to generate revenues. Accordingly, we do not currently expect to make royalty payments in respect of the M-001 grants.

We remain subject to certain obligations under applicable IIA rules with respect to IIA-funded know-how, including restrictions on transfer or licensing of such know-how and, in certain circumstances, manufacturing activities outside Israel.

European Investment Bank

On August 21, 2024, we completed a restructuring transaction with the European Investment Bank (“EIB”).

Pursuant to the restructuring, approximately €26.6 million, representing substantially all amounts then outstanding under the EIB finance contract, including accrued interest, was converted into 1,000 preferred shares of the Company.

Following completion of the restructuring, €250 thousand remained outstanding under the finance contract. As of June 30, 2026, the carrying amount of this obligation was approximately $0.3 million. The remaining amount matures on December 31, 2031 and does not bear interest.

As part of the restructuring, our previous obligations to pay the EIB royalties based on certain commercial sales and an amount equal to 10% of the gross proceeds from certain capital raises were terminated.

During the six months ended June 30, 2026, in connection with our internal corporate reorganization and transfer of the Jerusalem CDMO operations to Scinai Biopharma Services Ltd., we engaged with the EIB regarding the consent required under the existing finance contract and related security arrangements.

As of June 30, 2026, those discussions were ongoing. The EIB has indicated its willingness to consent to the transfer, subject to completion of guarantee and lien documentation from Scinai Biopharma Services Ltd. and related steps.

Taxes on Income

Israeli resident companies, including the Company, are generally subject to corporate income tax at a rate of 23%.

Capital gains derived by an Israeli resident company are generally subject to tax at the corporate income tax rate. Under Israeli tax legislation, a corporation will generally be considered an Israeli resident if it was incorporated in Israel or if the control and management of its business are exercised in Israel.

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Six Months Ended June 30, 2026 Compared to Six Months Ended June 30, 2025

Revenues

Our revenues for the six months ended June 30, 2026 amounted to approximately $0.9 million, compared to approximately $0.8 million for the six months ended June 30, 2025, an increase of approximately $0.2 million.

The increase was primarily attributable to the inclusion of revenues generated by the acquired Yavne operations from the acquisition date. From the acquisition date through June 30, 2026, the acquired business contributed approximately $0.7 million of revenues.

Because the acquired Yavne operations were not included in our results during the corresponding period in 2025, our results for the six months ended June 30, 2026 are not directly comparable to the corresponding prior-year period.

Cost of Revenues

Our cost of revenues for the six months ended June 30, 2026 amounted to approximately $3.3 million, compared to approximately $2.0 million for the six months ended June 30, 2025, an increase of approximately $1.3 million.

The increase primarily reflected the expanded cost base of our CDMO business following the acquisition and consolidation of the Yavne operations, including additional personnel, facility, depreciation and other manufacturing-related costs.

Our gross loss for the six months ended June 30, 2026 was approximately $2.4 million, compared to approximately $1.3 million for the six months ended June 30, 2025. The increase in gross loss primarily reflects the additional fixed and semi-fixed operating costs associated with our expanded CDMO infrastructure while revenues have not yet reached a level sufficient to fully absorb those costs.

Research and Development Expenses, Net

Our research and development expenses for the six months ended June 30, 2026 amounted to approximately $0.8 million, compared to approximately $1.2 million for the six months ended June 30, 2025, a decrease of approximately $0.4 million.

The decrease primarily reflected a lower level of research and development expenditures during the period and the continuing allocation of resources toward our CDMO activities, partially offset by expenditures associated with our current therapeutic development programs, including the PinCell arrangement and NanoAb activities.

Marketing, General and Administrative Expenses

Our marketing, general and administrative expenses for the six months ended June 30, 2026 amounted to approximately $1.4 million, compared to approximately $1.3 million for the six months ended June 30, 2025, an increase of approximately $0.1 million.

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The increase reflects, among other things, the expanded corporate and administrative requirements associated with the acquisition and integration of the Yavne operations and operation of the enlarged group structure.

Operating Loss

Our operating loss for the six months ended June 30, 2026 amounted to approximately $4.6 million, compared to approximately $3.8 million for the six months ended June 30, 2025.

The increase in operating loss was primarily attributable to the increase in gross loss associated with the expanded CDMO operating footprint, partially offset by lower research and development expenses.

Gain from Bargain Purchase

During the six months ended June 30, 2026, we recognized a gain from bargain purchase of approximately $6.4 million in connection with the acquisition of Recipharm Israel Ltd.

No comparable gain was recognized during the six months ended June 30, 2025.

The gain represents the excess of the preliminary estimated fair value of the identifiable net assets acquired over the nominal consideration transferred and is not indicative of the profitability of our underlying operations.

Financial Expenses, Net

Our financial expenses, net, for the six months ended June 30, 2026 amounted to approximately $0.2 million, compared to approximately $0.4 million for the six months ended June 30, 2025.

The decrease was primarily attributable to lower net financing-related expenses during the 2026 period.

Net Profit

Our net profit for the six months ended June 30, 2026 amounted to approximately $1.6 million, compared to a net loss of approximately $4.1 million for the six months ended June 30, 2025.

The improvement was primarily attributable to the approximately $6.4 million gain from bargain purchase recognized in connection with the acquisition of Recipharm Israel Ltd., partially offset by the increase in our operating loss.

The net profit reported for the six months ended June 30, 2026 therefore reflected the impact of the non-recurring accounting gain arising from the acquisition. Our underlying operations generated an operating loss of approximately $4.6 million during the period.

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Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through public and private offerings of our equity securities in Israel and the United States, grants from the IIA and other governmental and European funding sources, financing arrangements with the EIB, our Standby Equity Purchase Agreements with YA II PN, Ltd. (“YA”) and revenues generated by our CDMO business.

As of June 30, 2026, we had cash and cash equivalents of approximately $2.7 million and restricted cash of approximately $0.2 million. As of December 31, 2025, we had cash and cash equivalents of approximately $1.7 million and restricted cash of approximately $0.2 million.

As of June 30, 2026, our total current assets were approximately $3.5 million and our total current liabilities were approximately $2.2 million.

Our CDMO business currently operates at a loss because revenues have not yet reached a level sufficient to cover the operating costs associated with our manufacturing facilities and related activities. In parallel, our research and development programs require continued investment and are not supported by product revenues.

Accordingly, we expect to continue to require additional funding to support our operations, scale our CDMO business and continue our research and development activities.

Cash Flows from Operating Activities

Net cash used in operating activities was approximately $3.9 million for the six months ended June 30, 2026, compared to approximately $2.6 million for the six months ended June 30, 2025.

The increase in cash used in operating activities reflected, among other factors, the expanded operating footprint following the acquisition of the Yavne operation and continued funding of our CDMO and research and development activities.

The approximately $6.4 million gain from bargain purchase recognized in our statement of operations did not provide operating cash and was therefore deducted in reconciling net profit to net cash used in operating activities.

Cash Flows from Investing Activities

Net cash provided by investing activities was approximately $2.6 million for the six months ended June 30, 2026, compared with net cash used in investing activities of approximately $0.01 million for the six months ended June 30, 2025.

The cash inflow during the 2026 period primarily reflects approximately $2.8 million of cash acquired as part of our acquisition of Recipharm Israel Ltd., which operates the Yavne CDMO facility. Immediately prior to closing, Recipharm AB funded the Subsidiary such that, at the closing of the acquisition, Recipharm Israel held approximately €2.0 million in cash, alongside funds for certain pre-closing expenses and liabilities. As a result, although the acquisition consideration paid by Scinai was nominal, the acquisition brought approximately $2.8 million of cash onto our consolidated balance sheet at closing. This cash inflow was partially offset by approximately $0.1 million of purchases of property, plant and equipment during the six-month period.

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Cash Flows from Financing Activities

Net cash provided by financing activities was approximately $2.3 million for the six months ended June 30, 2026 compared to approximately $1.6 million for the six months ended June 30, 2025.

On April 24, 2026, we entered into a Securities Purchase Agreement with an institutional life sciences investor and certain new and existing institutional and accredited investors for the sale of an aggregate of 520,833 ADSs at a purchase price of $4.8 per ADS.

In connection with the private placement, investors also received Series A warrants to purchase up to 520,833 ADSs at an exercise price of $4.8 per ADS with a term of two years and Series B warrants to purchase up to 520,833 ADSs at an exercise price of $5.5 per ADS with a term of five years.

Concurrently, we entered into a warrant inducement agreement with an existing institutional investor pursuant to which the investor exercised existing warrants to purchase 22,931 ADSs at an exercise price of $4.8 per ADS. In consideration for such exercise, we issued new unregistered warrants to purchase up to 45,862 ADSs at an exercise price of $5.5 per ADS and expire five years from the date of issuance.

Aggregate gross proceeds from the private placement and warrant inducement transaction were approximately $2.6 million before deducting placement agent fees and other offering expenses.

We also continue to have access, subject to the terms, conditions and limitations of the Standby Equity Purchase Agreement, dated September 10, 2025 (“September 2025 SEPA”), with YA. Pursuant to this agreement, we have the right, but not the obligation, to sell up to an aggregate of $15.0 million of ADSs to YA during the 36-month term of the agreement.

On March 1, 2026, we issued 1,248 ADSs to YA for an aggregate purchase price of approximately $11 thousand, of which approximately $5 thousand was paid to us in cash and approximately $5 thousand was applied toward the outstanding commitment fee under the September 2025 SEPA.

Subsequent to June 30, 2026, holders exercised an aggregate of 72,300 pre-funded warrants previously issued by us at an exercise price of $0.001 per ADS, resulting in issuance of 72,300 ADSs. The aggregate cash proceeds received from such exercises were immaterial.

On August 9, 2026, we issued 35,264 ADSs to YA for an aggregate purchase price of approximately $88 thousand. Of this amount, approximately $39 thousand was paid to us in cash and approximately $49 thousand was applied in full satisfaction of the remaining outstanding commitment fee under the September 2025 SEPA.

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As of August 23, 2026, the Company had 28,263,427,584 Ordinary Shares issued and outstanding, corresponding to 706,585 ADSs based on the then-current ratio of one ADS representing 40,000 Ordinary Shares.

In addition, subsequent to June 30, 2026, we received approximately $0.65 million in cash payments and advances in connection with the clinical manufacturing program described above. Receipt of such amounts does not necessarily correspond to the timing or amount of revenue that may be recognized under our accounting policies.

Future Funding Requirements

Our operations will continue to require substantial financial resources. Although our cash position increased during the six months ended June 30, 2026 as a result of financing activities and cash acquired in the Recipharm Israel transaction, we used approximately $3.9 million of cash in operating activities during the period.

Our future capital requirements will depend on many factors, including:

●	the level and timing of revenues and cash collections from our CDMO activities;

●	the timing and cost of executing existing and prospective CDMO customer programs;

●	the utilization and operating costs of our Jerusalem and Yavne facilities;

●	the costs of integrating and operating our expanded CDMO platform;

●	the scope and timing of our research and development activities;

●	the outcome of our arrangements relating to PinCell and PC111;

●	our ability to obtain governmental grants and other forms of non-dilutive funding;

●	the costs of protecting and maintaining our intellectual property;

●	the magnitude of our general and administrative expenses;

●	the availability of proceeds under the September 2025 SEPA; and

●	our ability to obtain additional financing through public or private equity offerings, debt financings, strategic transactions or other sources.

Until we are able to generate sufficient recurring revenues to support our operations, we expect to satisfy our future cash requirements through a combination of revenues generated by our CDMO business, available equity financing arrangements, public or private equity financings, grants from governmental agencies, strategic transactions, debt or other financing arrangements and other sources of capital.

There can be no assurance that additional financing will be available to us on acceptable terms or at all. Equity financings may result in significant dilution to our existing shareholders, while debt financing, if available, may impose financial or operating restrictions.

If sufficient funding is not available when required, we may be required to delay, reduce the scope of or discontinue certain development activities, reduce operating expenditures, defer capital expenditures or otherwise modify our business plans.

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